**PART I of FORM C**

| | |
|---|---|
| **X Form C:** | Offering Statement |
| **Name of Issuer** | GameStrong LiveStronger LLC |
| **Form** | LLC |
| **Jurisdiction of Incorporation/Organization:** | Delaware |
| **Date of Organization** | April 25th, 2024 |
| **Physical address of issuer:** | 10445 Bear Creek Trail<br>Fort Worth, Texas 76244 |
| **Website of issuer** | https://www.streettacoeater.com |
| **Is there a co-issuer?** | Yes__ No_X_ |
| **Name of co-issuer** | |
| **Name of intermediary through which the offering will be conducted:** | OverSubscribe Portal, LLC |
| **CIK number of intermediary:** | 0001764401 |
| **SEC file number of intermediary:** | 007-00185 |
| **CRD number, if applicable, of intermediary:** | |
| **Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:** | 9.4% of offering amount |
| **Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:** | No |
| **Type of security offered:** | Investment Agreements |
| **Target number of securities to be offered:** | 5,000 |
| **Price (or method for determining price):** | $1.00 |
| **Target Offering Amount** | $5,000 |
| **Oversubscriptions accepted:** | Yes |

| | |
|---|---|
| **If Yes, describe how oversubscriptions will be allocated:** | Pro-rata |
| **Maximum offering amount (if different from target offering amount):** | $60,000 |
| **Deadline to reach the target offering amount:** | August 31st, 2024 |
| **Note: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.** | |
| **Current number of employees:** | 1 |

| | As of the most recent fiscal year end | As of the prior fiscal year-end |
|---|---|---|
| Total Assets: | $0 | N/A |
| Cash & Cash Equivalents: | $0 | N/A |
| Accounts Receivable: | $0 | N/A |
| Short-term Debt: | $0 | N/A |
| Long-term Debt: | $0 | N/A |
| Revenues/Sales | $0 | N/A |
| Cost of Goods Sold: | $0 | N/A |
| Taxes Paid: | $0 | N/A |
| Net Income: | $0 | N/A |

| | |
|---|---|
| Using the list below, select the jurisdictions in which the issuer intends to offer the securities: | |
| | |

| | Jurisdiction | Code | | Jurisdiction | Code | | Jurisdiction | Code |
|---|---|---|---|---|---|---|---|---|
| X | Alabama | AL | X | Montana | MT | X | District of Columbia | DC |
| X | Alaska | AK | X | Nebraska | NE | X | Puerto Rico | PR |
| X | Arizona | AZ | X | Nevada | NV | | | |
| X | Arkansas | AR | X | New Hampshire | NH | | Alberta | A0 |
| X | California | CA | X | New Jersey | NJ | | British Columbia | A1 |
| X | Colorado | CO | X | New Mexico | NM | | Manitoba | A2 |
| X | Connecticut | CT | X | New York | NY | | New Brunswick | A3 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| X | Delaware | DE | X | North Carolina | NC | | Newfoundland | A4 |
| X | Florida | FL | X | North Dakota | ND | | Nova Scotia | A5 |
| X | Georgia | GA | X | Ohio | OH | | Ontario | A6 |
| X | Hawaii | HI | X | Oklahoma | OK | | Prince Edward Island | A7 |
| X | Idaho | ID | X | Oregon | OR | | Quebec | A8 |
| X | Illinois | IL | X | Pennsylvania | PA | | Saskatchewan | A9 |
| X | Indiana | IN | X | Rhode Island | RI | | Yukon | B0 |
| X | Iowa | IA | X | South Carolina | SC | | Canada (Federal Level) | Z4 |
| X | Kansas | KS | X | South Dakota | SD | | | |
| X | Kentucky | KY | X | Tennessee | TN | | | |
| X | Louisiana | LA | X | Texas | TX | | | |
| X | Maine | ME | X | Utah | UT | | | |
| X | Maryland | MD | X | Vermont | VT | | | |
| X | Massachusetts | MA | X | Virginia | VA | | | |
| X | Michigan | MI | X | Washington | WA | | | |
| X | Minnesota | MN | X | West Virginia | WV | | | |
| X | Mississippi | MS | X | Wisconsin | WI | | | |
| X | Missouri | MO | X | Wyoming | WY | | | |

| | | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | | | | | | | |

Using the list below, select the jurisdictions in which the securities are to be offered by underwriters, dealers or sales persons or check the appropriate box:

| | |
|---|---|
| ☐ | None |

| | |
|---|---|
| X | Same as the jurisdictions in which the issuer intends to offer the securities. |

**PART II**

<p style="text-align:center"><strong>OFFERING MEMORANDUM DATED May 6<sup>th</sup>, 2024</strong></p>

GameStrong LiveStronger LLC
10445 Bear Creek Trail
Fort Worth, Texas 76244
https://streettacoeater.oversubscribe.co

**Up to $60,000 of Investment Agreements**

**Minimum Investment Amount: $50**

GameStrong LiveStronger LLC ("GameStrong LiveStronger", "the company," "we," or "us"), is offering up to $60,000 worth of our Investment Agreements. The Investment Agreements grant the holders a pro rata share of a calculated percentage of revenues generated by the company for the revenue share period of 4 years. The minimum target amount under this Regulation CF offering is $5,000 (the "Target Amount"). The company must reach its Target Amount of $5,000 by August 31st, 2024. Unless the company raises at least the Target Amount of $5,000 under the Regulation CF offering by August 31st, 2024, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

**This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.**

*In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.*

**TABLE OF CONTENTS**

**THE COMPANY AND ITS BUSINESS**

**Overview**

GameStrong LiveStronger LLC is a limited liability company organized on April 25th, 2024, under the laws of Delaware.

The company was formed to handle all business activities related to the creation of content by Robert Davis, including the raising of investment capital, handling of operational and business expenses, and receiving all content-related revenues generated by the activities of its employee(s). GameStrong LiveStronger LLC has identified an opportunity to grow their content creation business through the planning and execution of a 48-state tour through the continental United States, utilization of content production contractors like editors, the production of new types of content, growth of subscriber and viewer counts for its produced content, development of customers for related consulting services, and through mentorship from OverSubscribe's creator economy experts. The company aims to raise investment capital to execute on this opportunity.

GameStrong LiveStronger LLC currently distributes social media content on the following social media platforms and is subject to their respective rules and regulations on content hosted on their platforms:

- Twitch
- TikTok
- LinkedIn
- Discord

**Employees**

The company currently has 1 full-time employees and 0 part-time employees.

**Regulation**

N/A

**Intellectual Property**

All content created by GameStrong LiveStronger LLC for their various social media platforms in the past and future has been licensed to the company by Robert Davis for the duration of the Creator Revenue Share Period.

**Litigation**

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

**Property**

The company does not lease any property. The company is currently without a headquarters while management works remotely.

**Due Diligence**

Due diligence conducted by OverSubscribe Portal, LLC.

**RISK FACTORS**

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

**Our company is brand new and has no operating history.**
The company was formed as a Delaware limited liability company in 2024. We have no established business operations and it is unclear at this point which, if any, of our current and intended plans may come into fruition and, if they do, which ones will be a success. The company has incurred a net loss and has had not generated any revenue since inception. There is no assurance that the company will ever be able to establish successful business operations, become profitable or generate sufficient revenues to operate our business or pay investors.

**The company is likely to be issued included a "going concern" note for future reviewed financials.**
We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

**If the company cannot raise sufficient funds, it will not succeed.**
The company is offering Investment Agreements in the amount of up to $60,000 in this offering, with a Target Offering Amount of $5,000.  Even if the maximum amount is raised, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

**Any valuation at this stage is difficult to assess.**
The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

**The company depends on key personnel and faces challenges recruiting needed personnel.**
The company's future success depends on the efforts of a single key person, Robert Davis.  In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the company will be successful in attracting and retaining the personnel the company requires to operate and be innovative. The manager has previously filed for Chapter 7 bankruptcy which was discharged in 1996

**The company's sole source of revenue will be the activities of a single person.**
The company has no tangible assets and no revenues to date. The company will derive all future revenue, if any based on the efforts of its Manager, Robert Davis. As such, the company's cashflow is highly dependent on a single person and will likely be very volatile in nature. The company also planning to source much of its future growth from the successful planning and execution of a 48-state tour of the United States. The tour may fail or halt prematurely for any number of reasons, such as lack of funds or poor turnout from lack of promotion. It may also

be adversely affected or discontinued due to any number of reasons including, but not limited to, incapacity or choice to no longer produce new content.

**The company may be adversely affected by general market conditions.**
Currently, the company envisions most of its revenue will be generated via ad share revenue from its use of various social media platforms, as well as brand partnerships, affiliate links, and development of customers for related consulting services. If there is a general market pullback of advertising spending or a general slowdown in the economy, the company may be adversely affected.

**The company may not be able to generate significant amounts of revenue**.
The main anticipated sources of revenue are currently expected to be revenues from platforms that host content that in turn share their revenue with content creators, from consulting deals related to the company's content creation, as well as brand deals and partnerships who wish to advertise their products and services on channels controlled by GameStrong LiveStronger LLC. There is no guarantee that any such brand deals or partnerships will come to fruition, or that any customers for consultive services come to fruition, or that the channels controlled by GameStrong LiveStronger LLC will attract enough viewers to generate significant amounts of platform revenue.

**If the company cannot protect, maintain and, if necessary, enforce its intellectual property rights, its ability to develop and commercialize content will be adversely impacted.**
The company's success, in large part, depends on its ability to protect and maintain the proprietary nature of its content. The company must prosecute and maintain its existing copyrights and intellectual property and successfully exploit those copyrights and intellectual property to generate revenue. The company cannot assure you that its means of protecting its copyrights and intellectual property will suffice or that others will not be able to reproduce or utilize its content. If necessary, the company will initiate actions to protect its copyrights and intellectual property, which can be costly and time consuming.

**The company will depend upon third-party distribution systems for its content. If these relationships are not successful, the company may not be able to capitalize on the market potential of these products.**
The near and long-term viability of the company depends, in part, on its ability to successfully maintain distribution relationships with online content distribution systems. If the company fails to maintain these relationships on acceptable terms, it may not be able to commercialize its content or generate sufficient revenue to remain active as a going concern.

*Risks Related to the Securities*

**Until the appointment of a Management Company under the terms of our operating agreement, our founder has control over all decisions as Manager of the company and voting control of the issued units.**
As a result of appointment as the Manager and holding the voting units of the company, GameStrong LiveStronger LLC, our founder, Robert Davis, will be able to exercise voting representing 100% of the voting power of our outstanding units immediately following this offering. The Investment Agreements issued in this offering will not dilute our founder's voting control because the Investment Agreements have no voting rights. As a result, the Manager has the ability to control the outcome of all matters submitted to our equity holders for approval, including the election, removal, and replacement of the Manager.

**Our valuation and our offering price have been established internally and are difficult to assess.**
GameStrong LiveStronger LLC has set the price of its Investment Agreements at $1.00 per Unit. Valuations for companies at this stage are generally purely speculative. We have not generated any revenues so far. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Units, or additional convertible securities may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

**Our financial statement has not been reviewed by an outside auditor**
The financial statements attached as exhibits of this document were prepared and certified by the Manager of GameStrong LiveStronger LLC and not by an independent auditor.

**No guarantee of return on investment.**
There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

**You can't easily resell the securities**.
There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there may never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

**The company's management has discretion as to use of proceeds.**
The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Investment Agreements hereby will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend.

**Future fundraising may affect the rights of investors.**
In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

**Disputes raised between investors and the company arising under the Operating Agreement of the company is subject to binding arbitration.**
By investing in this offering, investors will become subject to the terms of the Operating Agreement of the company. This includes submitting to binding arbitration for any disputes arising under the terms of the Operating Agreement. Arbitration will follow the rules of the American Arbitration Association ("AAA") and take place in New York City. As such, investors may not have the ability to make their claims for any dispute in a forum that they would prefer, and may incur additional costs to bring such claims.

**DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES**

This table shows the principal people on the company's team:

| Name | Position | Term of Office | Approx. hours per week (if not full time) |
|------|----------|----------------|-------------------------------------------|
| Executive Officers: | | | |
| Robert Davis | Manager | Since inception | Full-time |
| Manager: | | | |
| Robert Davis | Manager | Since inception | Full-time |

*Robert Davis, Manager*

Robert Davis has started his career as a content creator since 2020 and has been creating long-form and short-form videos hosted on various platforms, as well as live-streaming, under the StreetTacoEater banner since then. He also manages a Discord chat group where community members can hear announcements and discuss relevant topics together with him.

**The Management Company**

Upon successful completion of this offering, the company will appoint the Management Company to represent the interests of the investors in this Offering. The Management Company will receive no compensation for these duties and will remain in its position until the end of the Revenue Share Period. Once appointed by the Manager, the consent of the Management Company must be obtained for any of the following actions of the company:

- liquidate or dissolve the company;

- sell, transfer or dispose of any assets of the company;

- declare or pay any distributions on any class of Units other than required tax distributions;

- issue, redeem or repurchase any Units or admit any Member;

- amend the operating agreement or any other constituent documents of the company;

- consummate any initial public offering, change of control transaction, merger or sale of all or substantially all of the company's assets;

- consummate any material sale, license or acquisition of assets;

- make any capital or operating expenditure in excess of the amount authorized in an annual budget unanimously adopted by the Managers;

- incur any indebtedness;

- enter into a material contract;

- enter into any transaction with any affiliate or family member of a Member, Manager or officer the company;

- consummate any material transaction; or

- enter into any agreement to do any of the above actions.

**OWNERSHIP AND CAPITAL STRUCTURE**

**Ownership**

The following table shows who owns more than 20% of company's voting securities as of April 25th, 2024:

| Name of Beneficial owner | Amount and class of securities held | Percent of voting power prior to the Offering |
|---|---|---|
| Robert Davis | 10,000 Creator Units | 100% |

The following table describes our capital structure as of April 25th, 2024:

| Class of Equity | Authorized Limit | Issued and Outstanding | Committed, Not-issued | Available |
|---|---|---|---|---|
| Creator Units | 10,000 | 50,000 | | |
| Investment Agreements | 60,000 | 0 | | 60,000 |

**USE OF PROCEEDS**

The company anticipates using the proceeds from this offering in the following manner:

| Purpose or Use of Funds | Allocation After Offering Expenses for a $5,000 Raise | Allocation After Offering Expenses for a $60,000 Raise |
|---|---|---|
| Offering Costs | $470 | $5,640 |
| 48-state Tour costs | $3500 | $15,000 |
| Equipment | $500 | $1,500 |
| Developemnt of new content | $530 | $37,860 |

**The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.**

**FINANCIAL DISCUSSION**

**Financial statements**

See the Financial statements for GameStrong LiveStronger LLC included as a Schedule to this document on page 20. Please note that the financial statements were not reviewed nor prepared by an outside auditor but were prepared and certified as true and complete by the Manager of GameStrong LiveStronger LLC.

*Operating Results*

Because GameStrong LiveStronger LLC was newly founded for the purposes of raising investment capital through this Regulation CF offering, there are no past operating results available for this company.

*Liquidity and Capital Resources*

GameStrong LiveStronger LLC currently has no liquidity or capital resources to disclose.

*Indebtedness*

GameStrong LiveStronger LLC currently has no liabilities to disclose.

*Plan of Operations and Milestones*

The company plans to grow its follower counts on the various social media platforms initially from the planning and execution of a 48-state tour of the continental United States (the "**tour**") to increase brand awareness, meet with members of the community and raise awareness around the positive effects of online gaming and mental health.

With increases to platform follower counts, the company expects to expand upon existing revenue sources such as ad share revenue from the various platforms that currently hosts its content. The company also anticipates developing customers for consultive services related to its expertise in online content creation and community building. Finally, the company also expects to generate revenue through ancillary activities such as sales of branded merchandise, donations and tips through various platforms, and/or brand partnership deals for promotion through its content.

Over the next 12 months, the company aims to achieve the following milestones:

- Planning and execution of the tour
- Increase in subscriber counts across platforms up to 250,000
- Platform revenue (ie. Google Ad Share) of up to $20,000
- Revenue from consulting services up to $10,000
- Revenue from Sales of merchandise up to $5,000

There is no guarantee that we will be able to achieve these results, or generate any revenues at all. In subsequent years, GameStrong LiveStronger LLC expects the revenue and number of revenue sources to increase commensurate with increases in platform follower counts.

**Trends**

In the past year, the Intellectual Property in the form of created content assigned to GameStrong LiveStronger LLC by Robert Davis has:

- Reached 97,000 followers on TikTok
- Reached 7,700 followers on Twitch
- Reached 1,000 followers on YouTube
- Reached 700  members on Instagram
- Generated in excess of $4,500 in ad-share platform revenue

**RELATED PARTY TRANSACTIONS**

On April 30th, 2024, the company has executed a license, effective upon formation of the LLC, for the Intellectual Property of all past and future GameStrong LiveStronger LLC content from Robert Davis for the duration of the Creator Revenue Share Period as consideration for the issuance of 10,000 Creator Units in lieu of any ongoing payments.

**RECENT OFFERINGS OF SECURITIES**

The company has not issued any securities since inception.

**SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY**

*The following descriptions summarize important terms of Investment Agreements being offered through this Reg CF offering. This summary reflects Company's Operating Agreement and does not purport to be complete and is qualified in its entirety by the Operating Agreement itself. For a complete description the company's limited liability company Units and Investment Agreements, you should refer to our Operating Agreement and applicable provisions of the Delaware Limited Liability Company Act.*

**General**

The Company's authorized securities consist of up to 10,000 Creator Units and up to 60,000 Investment Agreements. As of April 25th, 2024, there were 10,000 Creator Units outstanding and 0 Investment Agreements outstanding. For this offering, the company is issuing Investor Contracts at $1.00 per share.

**Definitions**

There are a few key definitions used in our Operating Agreement to describe the relationship between the holders of Creator Units and the Investment Agreements. These definitions include, but are not limited to:

"**Company Expenses**" means any costs and expenses associated with the offering, any operating fees of the company, any fees payable to Management Company, any fees associated with the Company formation, annual reporting or maintaining good standing in the state of Delaware, accounting, legal and reporting expenses of the Company, and fees paid to the funding portal.

"**Creator Activities**" means any and all activities undertaken by Creator to plan and execute the tour, develop customers for its consulting services, create content, promotion of such content, marketing such content, monetizing such content, merchandising and all other ancillary activities.

"**Creator Expenses**" means (a) the cost of software, tools, equipment, supplies and other materials necessary or useful in connection with the Creator Activities; (b) professional services (e.g., actors, editors, animators, videographers, etc.) necessary or useful in connection with the Creator Activities; (c) travel expenses, including automobile gas, lodging, meals insurance, maintenance, airline tickets and related charges for events directly related to the Creator Activities; and (d) all other expenses that Creator deems necessary and appropriate in the conduct of the business of the company.

"**Creator Revenue**" means all platform revenue (e.g., Google Ad Share, etc.), revenue from consulting services, brand partnership revenue, affiliate links, merchandise and branded products, donations and tips (e.g., Patreon, etc.), monetary prizes and any other amounts that Creator receives, directly or indirectly, in connection with the Creator Activities during the Creator Revenue Share Period.

"**Commencement Date**" means the date that is three (3) business days after the Completion Date.

"**Completion Date**" means that date that the Reg CF Offering is completed.

"**Creator Revenue Share Period**" means a period of 4 years from the Commencement Date.

"**Investor Percentage**" means the means the product of (a) the total amount invested by Investor in the Reg CF Offering and (b) 0.0005% of Creator Revenues. In aggregate, the total percentage shared by all investors will range from 2.50% up to 30.00% of the Creator Revenue depending on the total aggregate amount raised through the Reg CF offering and will be equal to the product of (a) the total amount raised through the Reg CF Offering and (b) 0.0005%.

**Classes of Units**

    *Creator Units*

    *General*
Our Creator Units are limited liability company interests issued to our founder.

    *Distribution Rights*

After distributions have been made to the Investment Agreement holders, distributions may be made to the holders of Creator Units out of the remaining Creator Revenue available for distributions. The company has never declared or paid cash distributions to date, and will not be able to make such distributions until it generates revenues in excess of its expenses.

### *Voting Rights*
Each holder of Creator Units is entitled to one vote for each share on all matters submitted to a vote of the Members.

### *Right to Receive Liquidation Distributions*
In the event of the company's liquidation, dissolution, or winding up, holders of its Creator Units will be entitled to share ratably in the net assets legally available for distribution to Members after the payment of all of the company's debts and other liabilities.

### *Rights and Preferences*
Holders of the company's Creator Units have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

## Securities Offered

### ***Investment Agreements***

### *Distribution Rights*
Holders of our Investment Agreements are entitled to receive distributions on an annual basis, prior to the holders of Creator Units, equal to the holder's pro rata share of the Investor Percentage of the Creator Revenue. The company has never declared or paid cash distributions to date, and will not be able to make such distributions until it generates revenues in excess of its expenses.

### *Voting Rights*
Holders of Investment Agreements have no right to vote on matters submitted to the Members.

### *Right to Receive Liquidation Distributions*
In the event of the company's liquidation, dissolution, or winding up, holders of its Investment Agreements will be entitled to share ratably in the net assets legally available for distribution to Members after the payment of all of the company's debts and other liabilities.

### *Term*
Holders will receive distributions for the duration of the Creator Revenue Share Period only.

## Binding Arbitration

By investing in this offering, investors will become subject to the terms of the Operating Agreement of the company. This includes submitting to binding arbitration for any disputes arising under the terms of the Operating Agreement. Arbitration will follow the rules of the American Arbitration Association ("AAA") and take place in New York City.

## What it Means to be a Minority Holder

As an investor in the Investment Agreements of the company, you will not have any rights in regard to the actions of the company, including additional issuances of securities, company repurchases or redemptions of securities, a sale of the company or its significant assets, or company transactions with related parties.

## Transferability of securities

Investor may not dispose of, transfer or loan, any of his or her rights under the Investor Agreement.

**Transfer Agent**

The company has not engaged a transfer agent, and will maintain its own records of security holders with the assistance of the Management Company.

**DILUTION**

Investors should understand the potential for dilution. The Creator's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the number of outstanding Investment Agreements will stay constant but the total amount of shares in the company will increase. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an equity investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an equity investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**Valuation**

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork.  The same method can produce a different valuation if used by a different person.

*Liquidation Value* —  The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc.  The liabilities of a bakery include the cost of rent or mortgage on the bakery.  However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe.  The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

*Book Value* —  This is based on analysis of the company's financial statements, usually looking at the  company's balance sheet as prepared by its accountants.  However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

*Earnings Approach* —  This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return.  However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth.  Typically, liquidation value and book value will produce a lower valuation than the earnings approach.  However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently.  They may use a different valuation method, or different assumptions about the company's business and its market.  Different valuations may mean that the value assigned to your investment changes.  It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did.  If this happens, the value of the investment will go down.

**How we determined the offering price**

The offering price for our current offering was determined based on the following information:

The result of dividing the total number of available Investment Agreements by the dollar amount of the maximum offering amount.

**REGULATORY INFORMATION**

**Disqualification**

Neither the company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

**Annual reports**

The company has not filed annual reports to date. Any annual reports will be posted on the company's page: https://streettacoeater.oversubscribe.co

**Compliance failure**

 The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

**INVESTMENT PROCESS**

**Information Regarding Length of Time of Offering:** The offering is scheduled to last 116 days.

*Investment Cancellations*: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period, and the funds will be released to the issuer upon the closing of the offering and the investor will receive securities in exchange for his or her investment.

*Notifications*: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

*Material Changes*: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

*Rolling and Early Closings*: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

**Investor Limitations**

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,208 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

**Updates**

Information regarding updates to the offering and to subscribe can be found here: https://streettacoeater.oversubscribe.co.

Exhibit A: Unaudited Financial Statements for GameStrong LiveStronger LLC

As of April 25th, 2024 (Inception)

Certified by Manager of GameStrong LiveStronger LLC

**ASSETS**

**Current Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | - |
| **Total Current Assets** | $ | - |

**Property and Equipment**

| | | |
|---|---|---|
| Furniture and equipment | $ | - |
| Accumulated depreciation | $ | - |
| **Net Property and Equipment** | $ | - |

| | | |
|---|---|---|
| **Total Assets** | **$** | **-** |

**Current Liabilities**

| | | |
|---|---|---|
| Accounts payable | $ | - |
| **Total Current Liabilities** | $ | - |

**Long-Term Liabilities**

| | | |
|---|---|---|
| **Total Long-Term Liabilities** | $ | - |

| | | |
|---|---|---|
| **Total Liabilities** | $ | - |

**Member's equity**

| | | |
|---|---|---|
| Member contributions | $ | - |
| Retained earnings/(Accumulated Deficit) | $ | - |
| **Total Member's Equity** | $ | - |

| | | |
|---|---|---|
| **Total Liabilities and Member's Equity** | **$** | **-** |

Exhibit A (continued)

Revenue Statement for GameStrong LiveStronger LLC

Certified by Manager for GameStrong LiveStronger LLC

| | | |
|---|---|---|
| **Revenues** | $ | - |
| | | |
| **Operating Expenses** | | |
| Advertising | | - |
| Production and development | | - |
| General and administrative | | - |
| Facility | | - |
| Personnel | | - |
| Depreciation and amortization | | - |
| **Total Operating Expenses** | $ | - |
| | | |
| **Net Income (Loss)** | | - |
| **Member's equity, beginning balance** | $ | - |
| **Member's equity, ending balance** | $ | - |

Cash Flow Statement for GameStrong LiveStronger LLC

Certified by Manager for GameStrong LiveStronger LLC

| | | |
|---|---|---|
| **Cash Flows from Operating Activities** | $ | - |
| Net Income (Loss) | | |
| Adjustments to reconcile net income (loss) to net cash provided by operations: | | |
| Depreciation and amortization | | - |
| Changes in operating assets and liabilities | | - |
| **Net cash provided by (used in) operating activities** | $ | - |
| | | |
| **Cash Flows from Investing Activities** | | - |
| Purchase of furniture and equipment | | - |
| **Net cash used in investing activities** | $ | - |
| | | |
| **Cash Flows from Financing Activities** | | - |
| **Net cash used in financing activities** | | - |
| **Net change in cash and cash equivalents** | | - |
| | | |
| Cash and cash equivalents at beginning of period | | - |
| **Cash and cash equivalents at end of period** | $ | - |

Exhibit A (continued)

Notes to Unaudited Financial Statements for GameStrong LiveStronger LLC

Certified by Manager for GameStrong LiveStronger LLC

**Note 1 – Nature of Operations**

GameStrong LiveStronger LLC (which may be referred to as the "Company", "we", "us", or "our") was registered in Delaware on April 25th, 2024. The Company will handle all business activities related to the creation of content by Robert Davis, including the raising of investment capital, handling of operational and business expenses, and receiving all content-related revenues generated by the activities of its employee(s)

**Note 2 – Subsequent Events**

**IP Licensing Agreement**

The Company has entered into an IP Licensing agreement with Robert Davis whereby all content created by Robert Davis for their various social media platforms in the past and future has been licensed to the Company by Robert Davis for the duration of the Creator Revenue Share Period.

**Crowdfunding Agreement**

On April 22nd, 2024, the Company entered into an Engagement and Posting agreement with OverSubscribe Portal, LLC ("OverSubscribe"). OverSubscribe will provide funding portal services for an anticipated crowdfunding capital raise. As compensation for the services provided by OverSubscribe, the Company shall pay to OverSubscribe at each closing of the offering a fee consisting of a 9.4 percent commission based on the dollar amount received from investors in the offering.

**Certification Statement**

I, Robert Davis, certify that: (1) the financial statements of GameStrong LiveStronger LLC included in this Form are true and complete in all material respects; and (2) GameStrong LiveStronger LLC has not previously been required to file tax returns.

Signed by: _____
Robert Davis
Manager, GameStrong LiveStronger LLC